July 13, 2005

Mr. Michael Clampitt,

        Securities and Exchange Commission,

                100 F Street, N.E.,

                        Washington, D.C. 20549.

Re:	Centennial Bank Holdings, Inc.
(Form S-1, File No. 333-124855)

Dear Mr. Clampitt:

On behalf of our client, Centennial Bank Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Form S-1”) and the Company’s responses to your letter, dated June 8, 2005 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) concerning the Company’s Form S-1. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 1.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in a number of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the

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information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

We represent that we will not assert the Staff’s review of the Form S-1 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has asked us to advise the Staff supplementally that in connection with the Company’s planned acquisition of First MainStreet Financial, Ltd. (“First MainStreet”), the Company intends to file a registration statement on Form S-4 (the “Form S-4”) to register the shares it expects to issue to shareholders of First MainStreet as consideration in the merger. The Company plans to file the Form S-4 shortly. The Company plans to request effectiveness of the Form S-4 as soon as possible after it is filed so that the Company can proceed with distributing a proxy statement-prospectus to First MainStreet’s shareholders to enable them to vote on the merger.

The Company has applied to have its common stock listed on the Nasdaq National Market (“Nasdaq”) and if approved, expects that listing to become effective as of the consummation of the First MainStreet acquisition. In order to be eligible to be listed on the Nasdaq National Market, the Company’s common stock must be held by at least 400 round lot holders. Upon the consummation of the First MainStreet acquisition, the Company will exceed that threshold. Accordingly, the Company expects that if its application to list on Nasdaq is approved, such listing will become effective as of the consummation of the First MainStreet acquisition. Furthermore, the Company desires that the shares it is registering on behalf of the selling stockholders on Form S-1 be eligible to trade on Nasdaq. As a result, the Company does not plan to request that the Form S-1 become effective until the consummation of the acquisition of First MainStreet and the listing of the Company’s shares on Nasdaq.

General

1.	The registration of 100% of the outstanding shares “at the market” appears to be inconsistent with Rule 415(a)(4) of Regulation C, which restricts the registration of an “at-the-market” offering by or on behalf of the Registrant to 10% of the outstanding shares held by non-affiliates. Please revise or provide the staff with an analysis and authority for such resale registration.

We respectfully note the Staff’s comment. The Company has asked us to advise the Staff supplementally that it believes that the registration of shares pursuant to the registration statement is not inconsistent with Rule 415(a)(4) of Regulation C because the registration statement does not pertain to an at-the-market offering of equity securities by or on behalf of the registrant, as addressed in Rule 415(a)(4). No securities are being registered by or on behalf of the Company. The registration statement pertains only to securities which are to be offered or sold

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solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, pursuant to Rule 415(a)(1)(i). Accordingly, the Company believes that the registration statement is properly filed under Rule 415(a)(1)(i).

2.	Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

The Company has revised Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

3.	Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

The Company has included updated consents as exhibits to Amendment No. 1.

4.	Please revise to provide management’s discussion and analysis of financial condition and results of operations for Guaranty Corporation and First MainStreet Financial.

The Company has included management’s discussion and analysis of financial condition and results of operations for Guaranty Corporation beginning on page 68 and First MainStreet beginning on page 78.

5.	Please revise throughout the document, as appropriate, to disclose and discuss material charges, recurring and non-recurring, expected to be incurred as a result of your acquisitions. Refer to, for instance, ETIF 95-3.

The Company has revised pages 32 and 33 in response to this comment.

6.	Please revise throughout the document, as appropriate, to disclose how you determined the price ascribed to the shares to be issued in the First MainStreet acquisition.

The Company has revised pages 3, 30 and 91 in response to this comment.

Prospectus Cover Page

7.	We note the statement that you “intend to apply” to list your shares on NASDAQ. Please revise to indicate, for example, when you intend to apply for such listing, and otherwise clarify the basis for the implication that the company’s stock will trade on Nasdaq in the near future.

Securities and Exchange Commission

As discussed above, the Company has applied to list its shares on Nasdaq and expects that if approved, such listing will take effect upon the consummation of the Company’s acquisition of First MainStreet. The Company expects that it will not request that the Form S-1 become effective until the consummation of the acquisition and the listing on Nasdaq. The Company has revised the prospectus cover page in response this comment.

8.	You state that there is currently no public market for your shares, yet you state that the selling shareholders may sell their shares at market prices. Please revise to clarify. Similarly revise the offering disclosure on page 4 and elsewhere, as necessary.

As discussed above, the Company does not intend to request effectiveness of the Form S-1 until its common stock is listed on Nasdaq. Accordingly, it expects that selling stockholders who offer their shares by means of the Form S-1 prospectus will be selling them at market prices. The Company has revised the prospectus cover page and page 4 in response to this comment to clarify that it expects the listing of its common stock on a public market to occur before or at the same time as effectiveness of the Form S-1.

9.	With regard to the phrase “or their transferees” in the fourth paragraph, revise to indicate that any such sales would require the company to file a post-effective amendment naming the transferees before any sales could be made under the prospectus.

The Company has revised the fourth paragraph on the prospectus cover page in response to this comment.

10.	With regard to the sixth paragraph and the disclosures therein, advise the staff if any of the selling shareholders are broker/dealers or affiliates of broker/dealers. If any are broker/dealers, revise the disclosure to state that “the seller(s) is an underwriter.” In addition, revise to either delete references to agents and broker/dealers and commissions or revise to state if any agents or broker/dealers are used that a post-effective amendment will be filed naming such agents and/or broker/dealers and disclosing any compensation arrangements.

The Company has asked us to advise the Staff supplementally that based on information provided by the selling stockholders, none of the selling stockholders is a broker-dealer and 20 of the selling stockholders are affiliates of broker-dealers. In addition, the Company has revised the sixth paragraph on the prospectus cover page in response to this comment.

Securities and Exchange Commission

11.	Revise the cover page to make the following disclosure, “Until such time as our common stock is listed on NASDAQ, we expect that the selling stockholders will sell their shares at prices between $ and $ , if any shares are sold. After our common stock is quoted on NASDAQ, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.”

As discussed above, the Company has determined not to request effectiveness of the Form S-1 until the First MainStreet transaction has been consummated and the Company’s common stock has begun to be quoted on Nasdaq. Accordingly, the first sentence of the requested disclosure is no longer relevant. With respect to the second sentence of the requested disclosure, the Company believes that equivalent disclosure is set forth in the fourth paragraph on the prospectus cover page.

Prospectus Summary, page 1

Pending Acquisition, page 3

12.	Advise the staff as to whether or not the pending transactions will be registered or will be completed via a private placement. If a private placement, advise us as to the number of holders of Main Street, the exemption from registration anticipated and the facts relied upon to make the exemption available.

As discussed above, the Company has asked us to advise the Staff supplementally that the Company intends to file a registration statement on Form S-4 to register the shares it expects to issue to shareholders of First MainStreet in connection with the Company’s acquisition of First MainStreet.

The Selling Stockholders, page 3

13.	Revise this section to disclose, for each transaction discussed, the number of purchasers, the date purchased, the price paid by purchasers and the gross and net proceeds to the company.

The Company has added disclosure on pages 3 and 4 in response to this comment.

Selected Consolidated Financial and Other Data, page 21

14.	Please revise here and in the summary data section on page 5 to separately present the consolidated statement of income data for the successor and

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predecessor for the period ended December 31, 2004. We do not believe there is a basis for combining this information.

The Company has revised pages 5 and 22 in response to this comment.

Unaudited Pro Forma Combined Financial Data, page 26

15.	Please revise to present the material assumptions used to determine the amount of each pro forma adjustment.

The Company has revised the notes to the unaudited pro forma combined financial data beginning on page 30 in response to this comment.

16.	Please revise to present each pro forma adjustment in a self-balancing format. A reader should be able to easily re-calculate the amount of each adjustment.

The Company has revised the unaudited pro forma combined financial data beginning on page 27 in response to this comment.

17.	Please revise to provide footnote disclosure of material, non-recurring charges related to your acquisitions. Identify the nature of the charge, quantify the amount and identify the period(s) in which it is expected to be incurred.

The Company has added disclosure on pages 32 and 33 in response to this comment.

18.	Please revise this section to separately present the pro forma adjustments by acquisition and disposition. Include a sub-heading between the Guaranty column and the First MainStreet column that presents the pro forma effects of the Guaranty acquisition on your historical financial statements. Your adjustments relating to the acquisition of Guaranty and the disposition of Collegiate Peaks should be clearly footnoted.

The Company has revised page 28 in response to this comment.

19.	We remind you that the pro forma column related to Guaranty should reconcile to the historical financial statements of Guaranty. Please refer to comment 10.

The Company has revised page 28 in response to this comment.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 32

20.	Please revise here and in Note 2 to the financial statements to provide an expanded discussion of the July 16, 2004 acquisition of your predecessor, including how it was financed and the accounting literature relied on in determining the appropriate accounting model used to record it.

The Company has revised pages 34 and F-22 in response to this comment.

21.	Please revise throughout MD&A to delete the discussion and related presentations of the combined results of operations of the predecessor and successor and to separately discuss the historical results of operations of the predecessor and the successor. Item 303 of Regulation S-K requires a discussion of the historical financial statements as presented in the document.

The Company has revised MD&A, beginning on page 37, to discuss the historical results of operations of the predecessor and the successor. The Company believes, however, that its presentation in MD&A of combined results of operations of the predecessor and successor for the fiscal year ended December 31, 2004 is appropriate because it provides investors with a meaningful comparison between the results of operations for the fiscal year ended December 31, 2004 and the results of operations for the fiscal year ended December 31, 2003. In addition, Accounting Research Bulletin No. 51, paragraph 22 indicates that combined statements are appropriate where the companies are under common management. Other than the addition of John Eggemeyer on July 17, 2004, the predecessor from January 1, 2004 through July 16, 2004 was under common executive management with the successor from July 17, 2004 through December 31, 2004.

Provision for Loan Losses, page 40

22.	Please revise this discussion to identify the nature of the large loans with deteriorated credit quality, including the time period over which the deterioration occurred and whether or not you have additional exposure to those borrowers. Also, identify and discuss in more detail the portion of the loan portfolio that was eliminated because it carried significant risk without a corresponding yield increase, as referenced on page 37. Your revisions should also discuss why no provision was recorded by the successor in the second half of 2004. Also, please ensure the MD&A of your predecessor and acquired companies thoroughly discuss changes in their provisions for loan losses and the related allowances.

Securities and Exchange Commission

The Company has revised page 41 in response to this comment.

Financial Condition and Liquidity

Allowance for Loan Losses, page 47

23.	Please revise to disclose how you considered SOP 03-3 when recording the acquisition of Guaranty Corporation and in recording the acquisition of your predecessor.

The Company has added disclosure on page 55 in response to this comment.

24.	Please note that the percent of loans in each category to total loans disclosed in the allowance for loan loss allocation table on page 48 should not reflect a percentage for the general valuation allocation since there are no specific loans in that category. Please revise according[ly].

The Company has revised page 58 in response to this comment.

Business, page 58

Market Area, page 59

25.	Please provide more detailed disclosure regarding the economic area in which you do business. For example, describe the nature of employment in the area, give demographic figures, and describe any material changes in these factors. We note in particular your statements regarding population and economic growth in your markets.

The Company has added disclosure on page 92 in response to this comment.

26.	In this regard, we note an article dated March 19, 2004 in the Northern Colorado Business Report, in which the economy in Northern Colorado is described as “flat.” The article further states that “[s]ome banks will have to lose market share if other banks are going to grow.” This view appears to go contrary to the general tenor of your disclosure. Please revise or advise us why these statements are incorrect or immaterial.

The Company has added disclosure on page 92 to present a fuller and broader picture of the Northern Colorado economy. The Company has asked us to advise the Staff supplementally that it believes, however, that available data show that the economic outlook for Northern Colorado generally shows growth, although there are unemployment challenges for the region.

Securities and Exchange Commission

Business Activities, page 60

27.	Please discuss the risks attaching to each type of loan and the risk relative to other types of lending.

The Company has added disclosure on pages 93 and 94 in response to this comment.

28.	In an appropriate place, please disclose your lending limits.

The Company has added disclosure on page 94 in response to this comment.

Management, page 67

29.	Please disclose if Mr. Eggemeyer will devote less than his full professional time to his role as CEO of the company, and otherwise clarify his relationship to the company in light of the fact that he does not receive any annual compensation as chairman and chief executive officer.

The Company has added disclosure on page 101 in response to this comment.

Employment and Severance Arrangements, page 76

30.	Please revise to disclose all material terms of each of the employment and severance agreements, including, for example, the employee’s base pay and the duration of the agreement.

The Company has revised pages 110 through 112 in response to this comment.

Employee Benefit Plans, page 72

31.	Please file the 2005 Stock Incentive Plan as an exhibit.

The Company has filed the 2005 Stock Incentive Plan as an exhibit to Amendment No. 1.

Certain Relationships and Related Transactions, page 77

32.	Please file as exhibits the agreements with Castle Creek Financial LLC and First Community Bancorp.

The Company has asked us to advise the Staff supplementally that the agreement with First Community described on page 77 of Form S-1 has been terminated by mutual agreement of the parties. The Company has filed the agreement with

Securities and Exchange Commission

Castle Creek Financial LLC as an exhibit to Amendment No. 1 in response to this comment.

Principal and Selling Stockholders, page 78

33.	Please complete the chart on page 78. We may have further comment.

The Company has completed the chart beginning on page 114 in response to this comment.

34.	Please disclose the percentage of outstanding shares after the offering.

The Company has added disclosure on page 114 in response to this comment.

35.	Confirm that any unnatural persons listed as principal or selling shareholders are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S, in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.

In instances where the selling stockholder is not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, the Company has identified in the table beginning on page 114 the natural person or persons having voting and investment control over the securities held by such entity.

36.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The Company has asked us to advise the Staff that to the Company’s knowledge, no selling stockholder set forth in the table beginning on page 114 is a broker-dealer. The Company has been advised that the following selling stockholders are affiliates of broker-dealers:

Advantage Advisers Multi-sector Fund I

AIM Capital Development Fund

AIM Dynamics Fund

AIM Mid Cap Growth Fund

AIM Mid Cap Stock Fund

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AIM V.I. Capital Development Fund

Bel Air Opportunistic Fund, LP

Continental Casualty Company

Deutsche Bank AG, London Branch

John M. Eggemeyer (including Eggemeyer Family Trust and Western States Opportunity LLC)

Elias Matz Tiernan and Herrick Retirement Savings & Profit Sharing Plan Dtd 1/1/89

Highland Equity Focus Fund, L.P.

KBW Financial Services Fund, L.P.

KBW Relative Value Financial Services Fund, L.P.

KBW Small Cap Financial Services Fund, L.P.

Manchester Investors V, LLC

Michael T. O’Brien

William J. Ruh (including Ruh Family Trust U/T/A December 1, 1998 and Western States Opportunity LLC)

Weil Family Trust of 1980

The Company has asked us to advise the Staff supplementally that the securities held by such affiliates of broker-dealers were not acquired as compensation for the professional services of the broker-dealer.

37.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Because the Company has been advised that none of the selling stockholders are registered broker-dealers, the Company believes that no revision to the existing disclosure is necessary.

38.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.

Securities and Exchange Commission

Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

The Company has added disclosure on page 114 in response to this comment.

Plan of Distribution, page 83

39.	Revise the second paragraph to state that if any selling shareholder assigns, pledges or has a successor in interest, a post-effective amendment must be revised and filed, listing the names and holdings, before they can sell using the prospectus.

The Company has revised the second paragraph on page 136 in response to this comment.

40.	Revise to delete the language indicating possible sales to broker-dealers or revise to indicate that such transactions would require the filing of a post-effective amendment listing the broker/dealers as underwriters and disclosing the compensation arrangements.

The Company has revised page 137 in response to this comment.

41.	Revise to state that none of the selling shareholders may engage in short sales [until] the prospectus is effective.

We respectfully note the Staff’s comment. The Company has asked us to advise the Staff that it believes that it is neither customary nor appropriate to attempt to disclose in a prospectus what Regulation M allows and does not allow, and that singling out one aspect of Regulation M for disclosure is confusing, rather than helpful, to investors. In addition, in light of the fact that the Form S-1 is a shelf registration statement, any restrictions imposed by Regulation M would commence as of the pricing date, not the effective date of the registration statement. Furthermore, the Company has advised the selling stockholders of their obligations to comply with Regulation M as it applies to them.

42.	Revise to include the disclosures required by paragraph (k) of Item 508 of Regulation S-K.

The Company has not been advised that any selling stockholder intends to engage in passive market making. Accordingly, the Company believes such disclosures are not required.

Securities and Exchange Commission

Financial Statements

Centennial Bank Holdings, Inc. and Subsidiaries

Note 2 – Summary of Significant Accounting Policies, page F-10

(d) Loans Held for Sale, page F-11

43.	Please revise to disclose your accounting policy for retaining or selling servicing assets on sold loans. To the extent these assets are retained, revise to include appropriate disclosures under SFAS 140.

The Company has added disclosure on page F-23 in response to this comment.

44.	We note the significant amount of outstanding commitments to extend credit. Based on those commitments, please revise to clarify how you determined that any related derivative is insignificant.

The Company has revised page F-23 in response to this comment.

Note 3 – Acquisitions, page F-19

45.	Please revise to include pro-forma EPS. Refer to paragraph 58(b) of SFAS 141.

The Company has revised page F-31 in response to this comment.

Note 16 – Off-Balance Sheet Activities, page F-29

46.	Please revise to disclose the amount of the liability recorded under FIN 45 for stand-by letters of credit.

The Company has revised page F-42 in response to this comment.

Note 20 – Related-Party Transactions, page F-31

47.	Please revise to provide the analysis of related-party loan activity required by Rule 9-03(7)(e)(1) of Article 9 of Regulation S-X. Loans outstanding at December 31, 2004 appear to exceed five percent of stockholders’ equity at that date.

The Company has revised page F-43 in response to this comment.

Securities and Exchange Commission

Note 24 – Assets Held for Sale and Discontinued Operations, page F-35

48.	Please revise the footnotes to the pro forma financial statements beginning on page 26 to separately disclose the pro forma effect on income that this disposition will have. Also, disclose here the historical amounts of revenue, and pre-tax profit or loss recorded in Guaranty’s financial statements at December 31, 2004 and clearly mark them as such.

The Company has revised pages 28 and F-48 in response to this comment.

49.	Please revise to disclose how you determined the amount of goodwill allocated to this subsidiary. Clarify how you considered footnote 23 to paragraph 36 of SFAS 144 and paragraph 39 of SFAS 142.

The Company has revised page F-48 in response to this comment.

Part II

Recent Sales, page II-2

50.	Revise this section to disclose, for each transaction, the number of purchasers, the date purchased, the price per share, the exemption from registration used, and the facts relied upon to make the exemption available.

The Company has added disclosure on page II-2 in response to this comment.

51.	For each offering, please tell us whether an offering circular was used, and if so, please send us a copy of that circular.

The Company has asked us to advise the Staff supplementally that an offering memorandum was used for each offering referred to under the heading “Recent Sales of Unregistered Securities”. As requested, copies of the offering memoranda are being provided supplementally to the Staff under separate cover.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6610 or Cristin O’Callahan at (310) 712-6646.

Very truly yours,

/s/    STANLEY F. FARRAR

Stanley F. Farrar

Securities and Exchange Commission

cc:	Gregory Dundas
Paul Cline
Isa Farhat
(Securities and Exchange Commission)

Zsolt K. Besskó
(Centennial Bank Holdings, Inc.)